ABLEAUCTIONS.COM, INC.

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

ABLEAUCTIONS.COM, INC.

CONSOLIDATED BALANCE SHEET

(Unaudited)

	SEPTEMBER 30	DECEMBER 31
	2006	2005
ASSETS
Current
Cash and cash equivalents	$ 619,624	$ 955,554
Marketable securities	-	3,091,017
Accounts receivable – trade, net of allowance	1,538,845	1,549,567
Loans receivable	4,157,265	2,155,469
Inventory	938,170	1,266,777
Prepaid expenses	70,822	268,358
Notes receivable	2,013	5,168
	7,326,739	9,291,910

Property and Equipment	2,985,069	2,950,357
Property Held for Development	1,452,473	1,658,901
Intangible Assets	408,433	362,900
Investment in Joint Venture	1,290,072	-
	$ 13,462,786	$ 14,264,068

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 79,458	$ 79,388
Deferred revenue	14,856	-
Bank Loan	-	1,395,349
	94,314	1,474,737
Contingent Liabilities

SHAREHOLDERS’ EQUITY

Capital Stock
Authorized
100,000,000 common shares with a par value of $0.001
Issued and outstanding:
62,406,834 common shares at September 30, 2006
62,406,834 common shares at December 31, 2005	62,406	62,406
Additional paid-in capital	37,272,079	37,231,271

Deficit	(24,627,225)	(24,854,830)
Accumulated Other Comprehensive Income	661,212	350,484
	13,368,472	12,789,331

	$ 13,462,786	$ 14,264,068

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2006	2005	2006	2005

Revenues
Sales	$ 1,237,671	$ 1,358,240	$ 5,079,597	$ 3,121,833
Cost Of Revenues	732,963	951,118	3,222,170	2,160,895
Gross Profit	504,708	407,122	1,857,427	960,938

Investment Income	151,005	238,524	454,717	478,274
	655,713	645,646	2,312,144	1,439,212

Expenses
Operating expenses	560,471	496,165	1,971,506	1,134,788
Depreciation and amortization	46,438	36,805	138,310	103,028
	606,909	532,970	2,109,816	1,237,816
Income Before Other Items	48,804	112,676	202,328	201,396

Other Items
Foreign exchange gain	134	-	559	-
Gain on legal settlement	-	310,000	-	99,518
Loss on sale of Asset	(1,413)	-	(1,413)	-
Gain on sale of property held for development	-	-	26,131	-
	(1,279)	310,000	25,277	99,518

Income For The Period	$ 47,525	$ 422,676	$ 227,605	$ 300,914

Basic And Diluted Income Per Share
Basic	$ 0.001	$ 0.007	$ 0.004	$ 0.005

Diluted	$ 0.001	$ 0.007	$ 0.004	$ 0.005

Weighted Average Number Of Shares Outstanding	62,406,834	62,406,834	62,406,834	62,242,289

ABLEAUCTIONS.COM, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	9 MONTHS ENDED SEPTEMBER 30
	2006	2005

Cash Flows From Operating Activities
Income for the period from continuing operations	$ 227,605	$ 300,914
Non-cash items included in net Income:
Depreciation and amortization	138,310	103,028
Stock based compensation	4,808	15,954
Loss on sale of asset	1,413	-
Gain on sale of property held for development	(26,131)	-

Changes in operating working capital items:
Decrease (Increase) in accounts receivable	10,722	(478,496)
Decrease (Increase) in inventory	328,607	(327,882)
Decrease (Increase) in prepaid expenses	197,536	(120,823)
Increase (Decrease) in accounts payable and accrued liabilities	70	(50,439)
Increase (Decrease) in deferred revenue	14,856	(38,876)
Net cash from (used in) operating activities	897,796	(596,620)

Cash Flows From Investing Activities
Purchase of property and equipment, net	(129,435)	(4,139,574)
Purchase of property held for development	(89,575)	-
Proceeds from sale of property held for development	322,134	-
Investment in Joint Venture	(1,290,072)	-
Sale of marketable securities	3,091,017	4,225,354
Repayment of (Proceeds from) Loan advances	(2,001,796)	99,545
Investment in intangible assets	(90,533)	(185,928)
Notes receivable	3,155	68,151
Net cash from (used in) Investing Activities	(185,105)	67,548

Cash Flows From Financing Activities
Repayment of Bank Loan	(1,395,349)	-
Exercise of options	36,000	382,605
Net cash from (used in) financing activities	(1,359,349)	382,605

Net Decrease In Cash And Cash Equivalents For The Period	(646,658)	(146,467)
Cash And Cash Equivalents, Beginning Of Period	955,554	182,305
Effect Of Exchange Rates On Cash	310,728	262,726

Cash And Cash Equivalents, End Of Period	$ 619,624	$ 298,564

ABLEAUCTIONS.COM, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006

(Unaudited)

1.

BUSINESS AND BASIS OF ORGANIZATION

Ableauctions.com, Inc. (the 'Company') was organized on September 30, 1996, under the laws of the State of Florida, as J.B. Financial Services, Inc.  On July 19, 1999, an Article of Amendment was filed with the State of Florida for the change of the Company's name from J.B. Financial Services, Inc. to Ableauctions.com, Inc.

The Company provides services to businesses to assist with managing merchandise.  Through its subsidiary, Unlimited Closeouts, Inc., it provides liquidation services to businesses with overstock.  Through its subsidiary iCollector.com Technologies Ltd., it provides auction broadcast technology and facilitator services that allow businesses to take advantage of the on-line auction marketplace.  Through its subsidiary, Rapidfusion Technologies, Inc., it develops and sells point-of-sale software.  Through Ableauctions.com Inc., it manages an investment portfolio.  During the 2005 year, it expanded its business through its subsidiary, Axion Investment Corp. (“Axion”).  Axion manages various types of investments.

The Company's operating subsidiaries are:

Ableauctions.com (Washington) Inc., a U.S.-based auction business.

652297 B.C. Ltd. (“ANO”), a Canadian-based hardware and network services business.

Rapidfusion Technologies Inc., a Canadian-based Internet auction business.

Icollector.Com Technologies Ltd., a Canadian-based Internet auction facility.

Jarvis Industries Ltd., a Canadian-based auction house.

ICollector International, Ltd., a US-based Internet auction business

Unlimited Closeouts Inc., a US-based liquidation business.

Axion Investment Corp., a Canadian-based Investment business.  (The company changed its name from Stanford Development Corporation on September 7, 2006)

Itrustee.Com International, Ltd. a US-based liquidation business.

0716590 B.C.

Ltd., a Canadian-based real estate holding company

0723074 B.C. Ltd., a Canadian-based real estate holding company

The unaudited consolidated financial statements of the Company at September 30, 2006 include the accounts of the Company and its wholly-owned subsidiaries, and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim period.  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted in these interim statements under the rules and regulations of the Securities and Exchange Commission (“SEC”).  Accounting policies used in fiscal 2006 are consistent with those used in fiscal 2005.  The results of operations for the nine month period ended September 30, 2006 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2006.  These interim financial statements should be read in conjunction with the financial statements for the fiscal year ended December 31, 2005 and the notes thereto included in the Company’s Form 10KSB filed with the SEC on March 31, 2006.  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

2.     RESTATEMENT

In March 2006, while preparing its financial statements for the year ended December 31, 2005, the Company determined that certain balances as at December 31, 2004 required adjustment.

As a result of the adjustments on the 2004 financial statements, the Company has restated the affected balances for the period ended September 30, 2005.  The following presents the effect on the Company’s previously issued financial statements for the period ended September 30, 2005.  There is no change in the consolidated statement of operations.

Statement of cash flows for the period ended September 30, 2005:

	Previously	Increase
	Reported	(Decrease)	Restated

(Increase) Decrease in accounts receivable	(476,378)	(2,118)	(478,496)
Change in cash and cash equivalents for the year	(144,349)	(2,118)	(146,467)
Effect of exchange rates on cash	260,608	2,118	262,726

The changes to the figures for the 2005 period also include certain reclassifications made to conform to the presentation adopted for the 2006 period.

3.

LOANS RECEIVABLE

	September 30, 2006	December 31, 2005

i) Loan advanced on July 13, 2005 in the amount of $187,500 CAN, bears interest at 11% per annum (receivable at $1,751 CAN per month), with the principal due for repayment on July 13, 2006, and secured by a mortgage on the property of the borrower.	$ -	$ 161,498

ii) Loan advanced on October 15, 2005 in the amount of $115,000 CAN, bears interest at 10.9% per annum (receivable at $1,045 CAN per month), with the principal due for repayment on October 15, 2006, and secured by a mortgage on the property of the borrower and a personal guarantee.	102,890	99,052

iii) Loan advanced on October 17, 2005 in the amount of $2,200,000 CAN, bears interest at 9.75% per annum (receivable at $17,875 CAN per month), with the principal due for repayment on October 17, 2006, and secured by a mortgage on the property of the borrower and a personal guarantee.	1,968,327	1,894,919

iv) Loan advanced in the amount of $450,000 CAN, bears interest at 10% per annum (receivable at $3,750 CAN per month), with the principal due for repayment on January 27, 2008, and secured by a mortgage on the property of the borrower. The loan was collected in full subsequent to September 30, 2006.	402,613	-

v) Loan advanced in the amount of $230,000 CAN, bears interest at 10% per annum (receivable at $1,917 CAN per month), with the principal due for repayment on April 4, 2007, and secured by a mortgage on the property of the borrower, a corporate guarantee and GSA.	205,780	-

vi) Loan advanced in the amount of $55,000 CAN, bears interest at 10% per annum (receivable at $458 CAN per month), with the principal due for repayment on February 9, 2007, and secured by a promissory note.	49,208	-

vii) Loan advanced in the amount of $603,750 CAN, bears interest at 11% per annum (receivable at $5,534 CAN per month), with the principal due for repayment on February 27, 2007, and secured by a mortgage on the property of the borrower, a GSA and a personal guarantee.	540,172	-

viii) Loan advanced in the amount of $237,000 CAN, bears interest at 11% per annum (receivable at $1,975 CAN per month), with the principal due for repayment on February 27, 2007, and secured by a mortgage on the property of the borrower.	212,043	-

ix) Loan advanced in the amount of $179,060 CAN, bears interest at 11% per annum (receivable at $1,492 CAN per month), with the principal due for repayment on May 1, 2007, and secured by a mortgage on the property of the borrower.	160,204	-

x) Loan advanced in the amount of $576,765 CAN, bears interest at 10% per annum (receivable at $4,806 CAN per month), with the principal due for repayment on August 15, 2007, and secured by a promissory note and the borrowers shares in Township Holdings Ltd.	516,028	-

	$ 4,157,265	$ 2,155,469

4.

RELATED PARTY TRANSACTIONS

On February 24, 2005, the Company, through its wholly owned subsidiary, 0716590 B.C. Ltd., purchased the commercial building and property that the Company previously leased for use as its head office.  The property was purchased from a private company wholly owned by the spouse of the president and director of the Company.  The purchase price was $2,221,316 ($2,750,000 CAN), which was paid in cash.

5.

PROPERTY HELD FOR DEVELOPMENT

Property held for development is comprised of the following:

	September 30, 2006	December 31, 2005
Coquitlam property (a)	$ -	$ 294,882
Surrey property (b)	1,452,473	1,364,019

	$ 1,452,473	$ 1,658,901

a)

On May 4, 2005, the Company, through its wholly owned subsidiary 0723074 B.C. Ltd., purchased a single dwelling house located at 1880 Coleman Avenue in Coquitlam, British Columbia.  The purchase price was $242,411 and was paid in cash.  The Company’s original intention was to develop the property, but in the 2006 year management decided to sell the property.

On March 2, 2006, the Company completed the sale of this property.  The sale price of the property was $388,608 cash. The sale price was negotiated between the Company and the buyers, Michael and Agnes Piotrowski. Mr. Piotrowski is employed by the Company.

During the period of the Company's ownership of the property, it invested approximately $25,000 in improvements.  In consideration of the purchase, the Company agreed to provide an additional $61,824 to the Purchaser to complete the improvements.  The Company also advanced a loan to the buyers in the amount of $55,000 (CDN) for a term of 1 year, bearing an interest rate of 10% per annum, as described in Note 3(vi).

b)

On August 3, 2005, the Company entered into a Contract of Purchase and Sale (the “Agreement”) for property located at 9643 King George Highway, Surrey, British Columbia V3T 2V3 (the “Property”).  The Agreement was subject to the Company’s satisfactory investigation of the development potential of the Property.  This investigation was completed on August 9, 2005, at which time the Company released to the seller, Imara Venture Ltd. (the “Seller”), a down payment of $41,195 to be credited against a total purchase price of $1,270,000.  The remaining balance was paid in cash on August 15, 2005.  The purchase price was negotiated between the Company and the Seller, who are not related to each other.

6.

INTANGIBLE ASSETS

On June 1, 2005, the Company made a cash payment in the amount of $100,000 to an unrelated third party as consideration for exclusive rights relating to that party’s auction services.  The cost is amortized on a straight-line basis over ten years.

During the nine month period ended September 30, 2006 and the 2005 year, the Company incurred development costs to enhance the current on-line auction technology.  These costs include fees paid to programmers to develop the systems, software and processes related to the enhancement.  The Company expects the final stage will be completed near the end of the 2006 fiscal year, at which time it will start to amortize the costs over the estimated useful life of the technology.

7.

INVESTMENT IN JOINT VENTURE

On July 14, 2006 Axion Investment Corp. (“Axion”), a wholly owned subsidiary of the Company, entered into a Joint Venture Agreement (the “Agreement”) with two unrelated parties to form a joint venture for the purpose of purchasing two vacant lots located in Langley, B.C. for development (the “Project”).  On July 28, 2006, Axion entered into a supplemental agreement with these two parties in respect to arrangements for a bank loan to fund the purchase price and related expenses of acquiring the properties in the Project.

Pursuant to the Agreement, a new company was to be formed to develop the Project.  The new company, Township Holdings Ltd. (“THL”), has been formed and is jointly owned by the members of the joint venture.  All expenses incurred and all profits earned by THL in conjunction with the Project are to be allocated in equal shares among Axion and the members of the joint venture.  The initial deposit was provided by Axion and one of the other members of the joint venture.  The total purchase price of the property was $3,096,172 ($3,460,591 CDN).  During the period ended September 30, 2006, Axion paid its share of the investment in the amount of $1,290,072 ($1,441,913).

Pursuant to the agreement dated July 28, 2006, Axion was to advance a loan to one of the members of the joint venture. During the period ended September 30, 2006, Axion advanced a loan in the amount of $516,028 ($576,765) to the shareholders of this member.  The loan has a term of one year and bears interest at the rate at 10% per annum, as described in Note 3(x).  The proceeds of the loan were used by the shareholders to pay the joint venture member’s portion of the purchase price.

The Company accounts for its investment in the joint venture on an equity basis.

8.

CAPITAL STOCK

On August 22, 2006, options to acquire 3,000,000 shares of the Company’s common stock at a price of $0.22 per share, exercisable for a period of two years, were granted to certain employees of the Company, subject to regulatory approval.  All options vest over a two year period.  The options have an estimated fair value of $90,000 ($0.03 per share).  The related expense is charged to operations over the vesting periods ($4,808 for the three month period ended September 30, 2006).

9.

CONTINGENT LIABILITIES

a)

The Company is ordinarily involved in claims and lawsuits which arise in the normal course of business.  Except as disclosed below, in managements opinion none of these claims will have a significant effect on the Company’s financial condition.

b)

The Company is a defendant in several legal actions commenced by certain tradecreditors of one of its wholly-owned US subsidiaries.  The Company is currently unable to estimate the effect, if any, of the outcome of the claim. No provision has been made in the accounts or in these financial statements with respect to this matter. Any revenues and expenses will be reflected in the statement of operations in the year the claim is settled.

10.

GAIN ON LEGAL SETTLEMENT

During the 2004 fiscal year, the Company and its subsidiary iCollector.com Technologies Ltd (‘iCollector’) commenced a lawsuit against a former officer of iCollector for alleged breach of fiduciary duty.  During the nine month period ended September 30, 2005, the Company incurred legal and other costs totalling $210,482 related to this matter.  A judgment awarding damages was issued in favor of the Company and iCollector, for a total of $417,300.  The former officer appealed the judgment.  The claim was subsequently settled for the amount of $310,000 resulting in a net gain on legal settlement to the Company of $99,518.

11.

SUBSEQUENT EVENTS

a)

On February 24, 2005, the Company purchased the building and property that it currently occupies, located at 1963 Lougheed Highway, Coquitlam, British Columbia, Canada (the “Property”), as described in Note 4.

On October 11, 2006, the Company arranged for a credit facility in the amount of $1,785,714 (Cdn$2,000,000) (the “Credit Facility”) from the Royal Bank of Canada (the “Bank”).  The Credit Facility bears interest at the prime rate as announced by the Bank, plus 0.50% per year.  Payments of interest only are due each month.  Principal is due to be paid in full on the last day of a two to five year term chosen by the Company on the date of a draw down.  Repayment of the Credit Facility is secured by a mortgage, which includes an assignment of rents, against the Property and a guarantee and postponement of claim signed by the Company in favor of the Bank.  The Bank may exercise its rights and remedies under the mortgage upon default in the payment of the Credit Facility by the Subsidiary.

b)

On October 15, 2006, the Company advanced a loan to an unrelated third party in the amount of $1,018,367 ($1,150,000 CDN), which bears interest at 10.50% per annum (receivable at $8,911 ($10,063 CDN) per month), with the principal due for repayment on October 15, 2007.  The loan is secured by a guarantee of the shareholder of the borrower, and by a mortgage on real property owned by the borrower.

12.  OPERATING EXPENSES

	3 MONTHS ENDED SEPTEMBER 30		9 MONTHS ENDED SEPTEMBER 30
	2006	2005	2006	2005

Operating Expenses
Accounting and legal	$ 7,552	$ 2,953	$ 140,529	$ 32,640
Advertising and promotion	46,256	23,052	98,931	73,921
Automobile	2,623	1,488	6,773	3,858
Bad debts	19,257	87,282	(2,397)	87,282
Commission	186,940	62,503	743,265	106,414
Interest expense	90	-	17,764	-
Insurance	7,353	8,848	17,631	14,679
Investor relations and shareholder information	9,794	10,320	19,546	26,214
Management fees	39,000	39,000	117,000	114,621
Office and administration	15,627	25,204	68,757	72,012
Rent, utilities, and property tax	19,750	15,410	49,116	50,758
Repairs and maintenance	4,644	3,824	13,867	10,852
Salaries and benefits	163,514	170,456	529,419	420,839
Telephone	12,304	12,551	43,934	39,340
Travel	9,783	8,097	58,526	36,027
Website maintenance	15,984	25,177	48,845	45,331

Total operating expenses	$ 560,471	$ 496,165	$ 1,971,506	$ 1,134,788